3: INSERT TO ITEM 77D

INSERT TO ITEM 77D (Deutsche Investors Funds Inc.)

At the December 2001 Board meeting, the Board of Directors approved changing the investment policy and prospectus disclosure for Top 50 US and Global Biotechnology Funds in order to comply with revised Rule 35d-1. Top 50 US had a fundamental investment policy to invest at least 65% of its assets in equity securities (primarily common and preferred stocks) of US companies. To comply with revised Rule 35d-1, the Fund Names Rule, the Board approved revising Top 50 US's policy to increase this requirement to 80% of its assets. Global Biotechnology had an investment policy to invest primarily in equity or equity-related securities of biotechnology companies. To comply with the Fund Names Rule, the Board approved revising Biotechnology's policy to state that the Fund will invest at least 80% of its assets in equity or equity-related securities of biotechnology companies.